

Q3 – 2014 Investor Presentation

Published: November 21, 2014

If we refer to "we," "us," "our," or "the Company," we mean Consolidated-Tomoka Land Co. and its consolidated subsidiaries. This presentation may include certain statements that are not descriptions of historical facts, but are forward-looking statements. Forward-looking statements can be identified by the use of forward-looking terminology such as 'will,' 'anticipate,' 'assume,' 'believe,' 'estimate,' 'expect,' 'intend,' 'believes,' or similar expressions. Although management believes that the expectations reflected in such forward-looking statements are based upon present expectations and reasonable assumptions, the Company's actual results could differ materially from those set forth in the forward-looking statements. All such expectations and assumptions are inherently subject to uncertainties and contingencies beyond our control and based upon premises with respect to future business decisions, which are subject to change. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this presentation. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of presentation. For a description of the risks and uncertainties that may cause actual results to differ from the forward-looking statements contained in this presentation, see our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC"), and our subsequent SEC filings. Copies of filings made with the SEC are available through the SEC's electronic data gathering analysis retrieval system at http://www.sec.gov.

CONSOLIDATED
TOMOKA

Who is CTO?

- Consolidated-Tomoka Land Co. is a real estate operating company founded over 100 years ago and public since 1969

- CTO is primarily focused on transitioning from land assets into income-producing assets



Land   Income

CONSOLIDATED
TOMOKA

A Snapshot

As of October 24, 2014 unless otherwise noted

($ in millions except share data)

CTO: Share Performance [1]	39.02%
CTO: Stock Price	$50.23
RMZ Index: Index Performance [1]	22.51%
Equity Market Capitalization	$294.7
Total Debt (as of September 30, 2014)	$81.2
Other Liabilities (as of September 30, 2014)	$44.2
Total Enterprise Value	$375.9
Debt less Cash / Total Enterprise Value	21.0%
Annual Dividend / Yield (as of September 30, 2014)	$0.07 / 0.11%

(1) Assuming the reinvestment of dividends

Conservative Leverage ● Positioned for Growth

A Snapshot – Asset Rich

As of October 24, 2014

Land & Subsurface	10,500+ acres 490,000± acres Subsurface Rights
Income Properties	38 Single-Tenant Income Properties, 10 States 5 Self-Developed Flex/Office Properties 21 Billboards
Loan Investments	First Mortgage Loan for Redevelopment of Retail Income Property Two Mezzanine Loans on Upper Upscale Hotels B-Note on Retail Shopping Center
Golf	Semi-Private – LPGA International 36 holes of Championship Golf
Other	Timber Management Hunting & Hay Leases

CONSOLIDATED
TOMOKA

Why Invest?



Unlocking Shareholder Value

CONSOLIDATED TOMOKA

2014 Stock Performance



Closing Stock Price

By the Numbers

Annual Results for 2011 — 2013 and **YTD as of September 30, 2014**



Total Revenues ($000's)



Earnings Per Share



Operating Income ($000's)



Book Value Per Share

CONSOLIDATED TOMOKA

Balance Sheet

as of September 30, 2014 ($ in 000's)

ASSETS

Property, Plant, and Equipment:		
Land, Timber, and Subsurface Interests	$	15,312
Golf Buildings, Improvements, and Equipment		3,299
Income Properties Land, Buildings, and Improvements		172,642
Other Furnishings and Equipment		995
Construction in Progress		-
Total Property, Plant, and Equipment		192,248
Less, Accumulated Depreciation and Amortization		(14,865)
Property, Plant, and Equipment - Net		177,383
Land and Development Costs		22,864
Intangible Assets - Net		6,698
Assets Held for Sale		3,154
Impact Fees and Mitigation Credits		5,649
Commercial Loan Investments, Held for Investment		27,398
Cash and Cash Equivalents and Restricted Cash		3,645
Investment Securities		864
Other Assets (Including Net Pension Asset)		4,681
TOTAL ASSETS	$	252,336

Basis in Subsurface Interests $0 per acre

Average Basis in Land $3,636 per acre

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Accounts Payable and Accrued Liabilities	$	6,196
Deferred Revenue		3,449
Accrued Stock-Based Compensation		428
Income Taxes Payable		111
Deferred Income Taxes - Net		33,989
Long-term Debt		81,190
TOTAL LIABILITIES		125,363
Shareholders' Equity:		
Common Stock		5,831
Treasury Stock		(1,382)
Additional Paid-In Capital		10,565
Retained Earnings		112,112
Accumulated Other Comprehensive Loss		(153)
TOTAL SHAREHOLDERS' EQUITY		126,973
TOTAL LIAB & SHAREHOLDERS' EQUITY	$	252,336

Deferred Tax Liability on 1031 Deferred Gains $40.3 million

40,470 Shares Bought Back

Book Value $21.64/outstanding share

CONSOLIDATED TOMOKA

Focus on Income Investments

Annual Results for 2011 – 2013 and **YTD as of October 24, 2014**   ($ in millions)



CONSOLIDATED TOMOKA

Income Investments – 2014

As of October 24, 2014









- **Acquisitions**
  - 2 single-tenant income properties (Katy, TX & Daytona Beach, FL)
  - 1 multi-tenant retail property (Sarasota, FL)
  - $39.1mm aggregate purchase price
  - Weighted average remaining lease term of 8.8 years
  - 2014 Investment Yield Guidance 6-9%

- **Dispositions**
  - No single-tenant income properties have been sold thus far in 2014
  - 2014 Disposition Guidance $8mm - $10mm
  - 2014 Disposition Yield 7.5% - 9.5%

Growing and Upgrading Portfolio

Income Producing Investments
as of October 24, 2014



Location of Commercial Loan Investments

Number of Income Property Investments

CONSOLIDATED TOMOKA

Top Tenants by Rent

As of October 24, 2014

Retailer	Retailer Type	S&P Credit Rating	Stores	% of GLA	% of Rent
CVS (1)	DRUG STORE	NR	8	10.3%	17.0%
Walgreens	DRUG STORE	BBB	5	7.3%	13.0%
LOWE'S	HOME IMPROVEMENT	A-	2	25.0%	12.0%
Hilton Grand Vacations	OFFICE	NR	2	13.6%	11.0%
Bank of America	BANK	A	9	7.9%	7.0%
BIG LOTS!	DISCOUNT	BBB-	2	6.1%	5.0%
WHOLE FOODS (2)	GROCERY	BBB-	1	3.7%	5.0%
Harris Teeter	GROCERY	NR	1	4.6%	5.0%

Retailer	Retailer Type	S&P Credit Rating	Stores	% of GLA	% of Rent
RITE AID	DRUG STORE	B	1	1.7%	4.0%
DICK'S SPORTING GOODS	SPORTING GOODS	NR	1	4.7%	4.0%
AMERICAN SIGNATURE FURNITURE	SPECIALTY	NR	1	5.4%	3.0%
BEST BUY	ELECTRONIC	BB	1	3.1%	3.0%
BARNES & NOBLE BOOKSELLERS	SPECIALTY	NR	1	2.8%	3.0%
PNC	BANK	A	1	0.4%	2.0%
CHASE	BANK	A+	1	0.5%	2.0%
BUFFALO WILD WINGS	RESTAURANT	NR	1	0.6%	1.0%

(1) Guaranteed by Holiday CVS, L.L.C. a wholly-owned subsidiary of CVS Caremark
(2) Approximately 3% of rent comprised of other retailers in Whole Foods Market Centre

Approx. 46% of rent income from Investment Grade tenants

CONSOLIDATED TOMOKA

Improving Income Portfolio Demos



Non-Power Center Average 3 mile Population (in 000's)



Non-Power Center Median 3 mile Household Income (in $000's)

Source: Vornado Presentation – Shopping Center Business Spin-off April 11, 2014 & Green Street Advisors March 2014 Strip Sector Update (excluding CTO Information)

Company Goal: Improve Income Portfolio Demos

CONSOLIDATED
TOMOKA

Geographic Diversity

% based on rent as of October 24, 2014



29% of income from new states since YE 2011

2014 Acquisition

- Whole Foods Market Centre – Sarasota, FL
  - $19.1mm, 7.1 years remaining (weighted average)
  - 3-mi Pop. 68,690; 3-mi Median HHI $45,903



Ground Floor Shop Space
STARBUCKS COFFEE
Ground Floor Shop Space
2nd Street
Whole Food Drive
1st Street
WHOLE FOODS
Lemon Avenue

- 59,000 square feet of total retail space
- 36,000 square feet free-standing WHOLE FOODS MARKET
- 23,000 square feet ground floor retail space
- 455 space parking garage

CONSOLIDATED TOMOKA

15

Distribution Facility

LAND TRANSACTION – Daytona Beach, FL
CLOSED – AUGUST 15, 2014
Gross Sales Price: $7.8mm

- 76 Acres along I-95 and Dunn Avenue

- 630,000+ SF distribution facility

- Estimated total capital investment by buyer approximately $80mm

- Creation of estimated 400 - 500 new jobs

- CTO owns 75+ acres surrounding the distribution facility

- Approximately $15mm in incentives from state, county, city and private entities



Improving Income Portfolio Demos

Portfolio average as of August 31, 2014



3-Mile Median Household Income



3-Mile Average Household Income



3-Mile Population

Land Sale

LAND TRANSACTION – Daytona Beach, FL
CLOSED – October 30, 2014
Gross Land Sales Price: $625,000
Sale of Mitigation Credits: $389,000
Total Proceeds: $1.04 million

- Approx. 21 Acres east of Williamson Blvd

- Potential expansion/relocation of office space for local business (multi-billion dollar market cap)

- Approx. 80,000 SF office building

- Retention/Creation of estimated 300+ jobs





Potential Land Sale – Minto Communities

- Approximately 1,600 Acre Parcel

- Age Restricted Planned Community

- Across from LPGA International

- Overview of Project

    - > 3,000 single-family homes

    - Golf-cart friendly lifestyle

    - Paired villa residences

    - Enhanced green space amenities

    - Resort-style town center

        w/ clubhouse, restaurants, and recreational and fitness facilities



Closing could occur in latter half of 2015 or early 2016

There can be no assurances this potential transaction will occur, or when, or on what final terms

Self-Developed Properties

- Five properties totaling approximately 84,000 SF all in Daytona Beach, FL

  - Concierge Office: 1 property; approx. 22,000 square feet; 100% leased
    Two Story Office

  - Mason Commerce Center: 2 properties; approx. 31,000 square feet; 94% leased
    One Story Flex

  - Williamson Business Park: 2 properties; approx. 31,000 square feet; 25% leased
    One Story Flex



Williamson Business Park

Completed in Q2 2014

Two 15,360 SF buildings

25% leased to Lamar Advertising

Upside Potential: Approx. 25,000 sq ft of rentable space to lease

Commercial Loan Investments

As of September 30, 2014

Date of Investment	Loan Type	Loan Type	Asset Location	Loan Balance	Rate	Maturity Date
January 2014	Mezzanine	Hotel	Atlanta, GA	$5,000,000	12.00%	February 2019
May 2014	B-Note	Retail Shopping Center	Sarasota, FL	$8,960,467	Libor + 725	June 2015
May 2014	First Mortgage Loan	Redevelopment of Retail	Phoenix, AZ	$6,300,000	6.00%	November 2015
September 2014	Mezzanine Loan	Hotel	Dallas, TX	$10,000,000	Libor + 725	September 2016
Total Commercial Loan Investments (Weighted Average Rate/Term)				$30,260,467	8.06%	1.87 yrs

Fundamental Investments ● Opportunistic Yields

Golf Operations



OPERATING RESULTS ($ in millions)

Operating Revenue: 2011 $4.66, 2012 $4.51, 2013 $5.07, YTD Q3 2014 $3.84
Operating Income (Loss): 2011 $(1.33), 2012 $(0.88), 2013 $(0.42), YTD Q3 2014 $(0.32)

■ OPERATING REVENUE ■ OPERATING INCOME (LOSS)



MEMBERSHIP GROWTH: 2011 118, 2012 253, 2013 307, YTD Q3 2014 335



LPGA INTERNATIONAL
DAYTONA BEACH



Malcolm's
BAR & GRILL



HILLS COURSE

JONES COURSE



CLUBCORP®

CONSOLIDATED TOMOKA

23

Subsurface Interests



- Lease with Kerogen Florida Energy Co.
  - Amended 8-year oil exploration lease
    - Sept 2014 $600k payment - drilling requirements
    - Sept 2014 $1.9mm payment – 4th year lease payment
    - Leased acres total 42,000 in Hendry County, FL
    - Renewable each September for remaining 4 years at Lessee's option
  - YTD Q3 2014: $3.0mm in revenue (vs. $1.7mm in YTD Q3 2013)



- Lease with BreitBurn Energy – 2 Operating Wells
  - YTD Q3 2014: $167k in royalty revenue (vs. $231k in YTD Q3 2013)

- Actively discussing 136,000 acres in Lee and Hendry Counties currently not under lease

Subsurface Interests


Escambia
Santa Rosa
Okaloosa
Walton
Holmes
Washington
Jackson
Bay
Calhoun
Gadsden
Leon
Jefferson
Madison
Hamilton
Liberty
Wakulla
Gulf
Franklin
Taylor 4.6%
Suwannee
Columbia
Baker
Nassau
Duval
Lafayette
Union
Bradford
Clay
St. Johns
Dixie
Gilchrist
Alachua
Putnam
Flagler
Levy
Marion
Volusia
Citrus
Lake
Seminole
Sumter
Hernando
Orange
Pasco
Osceola 27.4%
Polk 6.7%
Pinellas
Hillsborough
Brevard
Indian River
Manatee
Hardee
Okeechobee 6.9%
Highlands 6.5%
St. Lucie 3.5%
De Soto 2.5%
Sarasota
Martin
Glades
Charlotte
Lee 17.9%
Hendry 18.6%
Palm Beach
Broward
Collier
Monroe
Dade

Approximately 95% of total subsurface acres

Remaining 5% of total subsurface acres

✓ Counties with active or historic oil/gas production (1)

BREITBURN ENERGY PARTNERS LP

KEROGEN EXPLORATION LLC

Average success rate for wells drilled in Florida between 1995-2008 was 77% (1)

CTO owns full or partial interest in approximately 490,000 subsurface acres

County	Acreage
Osceola	134,168
Hendry	91,355
Lee	87,447
Okeechobee	33,687
Polk	32,793
Highlands	31,635
Taylor	22,512
St. Lucie	17,143
De Soto	12,274
All other counties	26,986
TOTAL	490,000

(1) Source: April 2008 Report by US Department of the Interior

CONSOLIDATED TOMOKA

Other Sources of Revenue and Cash

- Agriculture (third-party manager)
  - Approximately 4,000 acres in hay and hunting leases
  - Approximately 6,300 acres in timber production
  - YTD Q3 2014: $258k in revenue (vs. $149k in YTD Q3 2013)



- Billboards
  - 21 Billboards: 18 on I-95
  - YTD Q3 2014: $160k in revenue (vs. $150k in YTD Q3 2013)





- Cash from Impact Fees: No P&L impact
  - YTD Q3 2014: $260k (vs. $181k in YTD Q3 2013)

- Fill Dirt Excavation Revenue
  - YTD Q3 2014: $139k in revenue (vs. $0k in YTD Q3 2013)

CONSOLIDATED TOMOKA

Segment Income*

($ in millions)

	YTD Q3 2014 $	YTD Q3 2013 $
Income Properties	9.54	8.41
Commercial Loan Investments	1.58	0.64
Real Estate Operations	7.17	1.53
Golf Operations	(0.31)	(0.40)
Agriculture and Other Income	0.11	0.03
Total Segment Income	18.09	10.21
Total Segment Income Growth	77.11%	

*Revenues less direct cost of revenue

Where does the Stock Market Value our Land?

Trading Value of Land	
Outstanding Shares	5,867,180
Share Price (as of October 24, 2014)	$50.23
Market Capitalization (as of October 24, 2014)	**$294,708,451**
Long-Term Debt	$81,190,011
Deferred Income Taxes (Net)	**$33,989,478**
Other Liabilities	$10,183,505
Less: Book Value of Income Properties, Golf, Mortgage Loan & Other Assets	($224,386,158)
Implied Land Value (as of October 24, 2014)	**$195,685,287**
Approximate Acres	10,500
Implied Land Value/Acre (as of October 24, 2014)	**$18,637**

All amounts as of September 30, 2014 unless otherwise noted

Debt Summary

As of September 30, 2014



Liquidity Position
(excluding restricted cash)
$ in 000's

$54,210

$2,219

- Available Credit Capacity
- Cash Balance (excludes restricted cash)



Debt to Market Cap
(excluding restricted cash)

22.0%   21.4%

- Total Debt/Total Market Cap
- Net Debt/Total Market Cap



Fixed to Floating Rate Debt

Wtd Avg Rate 1.65%

26%

74%

Wtd Avg Rate 4.00%

- Fixed Rate
- Variable Rate

Weighted Average Rate 3.40%

Weighted Average Term 11.1 yrs

CTO Advantage

Source: CTO estimates and publicly available documents
All information as of October 27, 2014; CTO information as of September 30, 2014

	Implied Cap Rate	Top Three Tenants	Credit Rating	Avg Lease Term (Yrs)	Debt+Pref/ Market Cap
CONSOLIDATED TOMOKA	N/A	CVS (1)	N/R	9.7	21% (2)
		Walgreens	BBB		
		Lowe's	A-		
AGREE REALTY CORPORATION	7.60%	Walgreens	BBB	11.6	31%
		Wawa	N/R		
		CVS	BBB+		
GRAMERCY PROPERTY TRUST	6.40%	Bank of America	A	10.3	30%
		Adesa Texas (KAR Holdings)	B+		
		AMCOR Rigid Plastics	N/R		
NATIONAL RETAIL PROPERTIES NYSE:NNN	6.10%	Susser Holdings Corp	N/R	12.0	24%
		Mister Car wash	N/R		
		The Pantry, Inc.	B+		
American Realty Capital Global Trust	6.20%	Red Lobster	NR	12.2	39%
		Walgreens	BBB		
		CVS	BBB+		
SPIRIT REALTY CAPITAL	6.90%	Shopko	N/R	10.2	49%
		Walgreens	BBB		
		84 Lumber	N/R		
EPR Properties	7.50%	American Muti-Cinema	B	13.6	32%
		Regal Cinemas, Inc.	B+		
		Cinemark USA, Inc.	BB-		

(1) Guaranteed by Holiday CVS, L.L.C. a wholly-owned subsidiary of CVS Caremark
(2) As of October 24, 2014

CONSOLIDATED TOMOKA **Less Leverage ● Better Credit**

Historical Land Revenue

Annual Land Revenue for 2005 – 2013 and **YTD as of October 31, 2014**



(Land Revenue in $000's)

Average Price/Acre	2005	2006	2007	2008	2009	2010	2011	2012	2013	YTD OCT 2014
Residential	$ 20,665	$ 100,000	$ 18,480	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Commercial	$ 140,116	$ 96,340	$ 166,392	$ 174,669	$ 158,307	$ -	$ -	$ 37,133	$ 256,542	$ 88,441
Total	$ 107,754	$ 96,535	$ 47,468	$ 174,669	$ 158,307	$ -	$ -	$ 37,133	$ 256,542	$ 88,441
Total Acres Sold	336.0	214.5	486.5	24.4	15.8	-	-	16.7	11.7	99.6

CONSOLIDATED TOMOKA

2014 Guidance

	Guidance	YTD Q3 2014
Earnings per share (on a fully diluted basis)	$1.00 - $1.10 per share	$0.99
Acquisition of Income-Producing Assets	$50mm - $60mm	$69.4mm[1]
Target Investment Yields	6% - 9%	
Disposition of Non-Core Income Properties	$8mm - $10mm	$0.0mm
Target Disposition Yields	7.5% - 9.5%	
Land Transactions (sales value)	$5mm - $10mm	$8.8mm[2]
Leverage Target (as % of Total Enterprise Value)	< 40%	21.0%[1]

(1) As of October 24, 2014
(2) As of October 31, 2014

CONSOLIDATED TOMOKA

Harvesting Value: Completed Land Transactions

VICTOR INDIGO LAKES LLC	**Sold** 20.96 acres $30k/ac |October 2014
DISTRIBUTION CENTER	**Sold** 75.60 acres $103k/ac |August 2014
HALIFAX HUMANE SOCIETY	**Sold** 3.06 acres $128k/ac | February 2014
Intracoastal Bank	**Sold** 2.02 acres $317k/ac | December 2013
RaceTrac	**Sold** 3.41 acres $382k/ac | December 2013
CARMAX	**Sold** 6.23 acres $168.5k/ac | December 2013
P&S PAVING	**Sold** 16.60 acres $37k/ac | June 2012











40
95
FLORIDA HOSPITAL
TIGER BAY STATE FOREST
LPGA INTERNATIONAL
DAYTONA INTL. SPEEDWAY
DAYTONA INTL AIRPORT
92
4
to Orlando

Sold 127.88 Acres ● Average Gross Price $97k/acre

CONSOLIDATED TOMOKA

Harvesting Value: Potential Land Transactions

WEST OF I-95

Potential Transaction 1

Buyer: Minto Communities

Approx. 1,600 acres

EAST OF I-95

Potential Transaction 2

Approx. 15 - 20 acres

Potential Transaction 3

Approx. 30 - 40 acres

Potential Transaction 4

Approx. 2 - 5 acres

Total Acres
East of I-95
Approx. 1,400 acres

Total Acres West of I-95
Approx. 8,200 acres

Total Acres Industrial Park
Approx. 900 acres

Total Potential Sales of Approximately $45 million

CONSOLIDATED TOMOKA

There can be no assurances these potential transaction will occur,
or when, or on what final terms

34

Shareholder Friendly

- Share Buy Back: Bought back 25,836 shares in February and March 2014 for $928k (average price $35.92 per share)
- Board of Directors reduced to 7 in 2014 from 11 in 2011
- Annual election of board
- Additional disclosure and transparency
- Improved shareholder communications
- Implemented Clawback Provision for Stock Grants
- Implemented Say on Pay
- Increased Director Stock Ownership Requirements
- Terminating Defined Benefit Pension Plan
- Terminated Deferred Compensation Plan

CONSOLIDATED TOMOKA

Housing Rebound

Annual Data for 2004 – 2013 and YTD 2014 as of September 30, 2014

Annual Permits Issued for
Deltona-Daytona Beach-Ormond Beach Area



Source: US Census Bureau

Fiscal Year

Single Family Homes on the Rebound

Home of NASCAR

ISC
INTERNATIONAL SPEEDWAY CORPORATION®

- $400mm renovation of Daytona International Speedway creating
  - 1,200 direct jobs
  - 101,000 seating capacity and 53 suites
  - Projected completion date: January 2016

DAYTONA RISING



Large Commercial Development

ONE **DAYTONA**

- Approved for a 180-acre development including entertainment, restaurants, retail, hotel and residential uses

- Several hundred million dollars invested locally

- Anchored by Bass Pro Shops & Cobb Theatres

- Marriott branded hotel announced

- City and County investing $20mm in infrastructure



CONSOLIDATED TOMOKA

Experienced Team

		Started with Company
John P. Albright President and CEO	• Archon Capital, a Goldman Sachs Company • Morgan Stanley • Crescent Real Estate Equities	2011
Mark E. Patten Senior Vice President and CFO	• Simply Self Storage • CNL Hotels & Resorts • Vistana Inc. • KPMG	2012
Daniel E. Smith Senior Vice President – General Counsel and Corporate Secretary	• Goldman Sachs Realty Management • Crescent Real Estate Equities • Hughes & Luce LLP (now part of K&L Gates)	2014
Steven R. Greathouse Vice President – Investments	• N3 Real Estate • Morgan Stanley • Crescent Real Estate Equities	2012
Teresa J. Thornton-Hill Vice President - Corporate Counsel	• ICI Homes • Cobb Cole • Rogers Towers, P.A.	2005
Jeff Robbins Director of Real Estate	• Robbins Development Partners, Inc. • Broad Street Partners, LLC • JLL	2012

CONSOLIDATED TOMOKA

15 Full-Time Employees

World-Class University



#1 aeronautical university in the world

- $39mm, 140k SF College of Arts & Sciences building; 220k SF Student Center

- Research Park East and West on 77 acres at Daytona International Airport

  – 50k SF lab space & Diamond Aviation from Austria

  – Only wind tunnel in the country connected to an airport



Major Florida Intersection

 

- Widening is well underway

  - $134mm project will provide more capacity along I-4 through to the I-95 interchange

  - Estimated to be complete in early 2015



CONSOLIDATED TOMOKA

Board of Directors

		Director Since
John P. Albright	President & Chief Executive Officer of the Company	2012
John J. Allen	President of Allen Land Group, Inc.	2009
Jeffry B. Fuqua	Chairman of the Board of the Company and President of Amick Holdings, Inc.	2009
William L. Olivari	Certified Public Accountant and Partner of Olivari and Associates	2008
Howard C. Serkin	Chairman of Heritage Capital Group, Inc.	2011
A. Chester Skinner, III	Vice Chairman of the Board of the Company and President of Skinner Bros. Realty Co.	2010
Thomas P. Warlow, III	President & Chairman - The Martin Andersen-Gracia Andersen Foundation, Inc.	2010

CONSOLIDATED TOMOKA

Top Institutional Shareholders

SHAREHOLDER	SHARES	%
Wintergreen Advisers LLC	1,543,075	26.30
BlackRock Institutional	375,181	6.09
Andalusian Capital Partners, LP	189,422	3.23
Vanguard Group, Inc.	171,533	2.92
Dimensional Fund Advisors, Inc.	169,126	2.88
Royce & Associates Inc.	106,213	1.81
State Street Corp.	86,881	1.48
Carlson Capital LP	82,500	1.41
UBS AG	64,269	1.10
Northern Trust Corp.	63,193	1.08
TOP SHAREHOLDERS	**2,851,393**	**48.30%**

Source: Bloomberg as of November 18, 2014

CONSOLIDATED TOMOKA

Frequently Asked Question

- **What is the impact of rising interest rates on the value of your assets?**

  - An increase in interest rates (or rising inflation) would likely have an adverse impact on cap rates with a commensurate impact on the value of our existing income property portfolio;

  - CTO targets income properties with below market lease rates, a reasonable investment basis, and with strong real estate fundamentals which we believe will allow for these assets to outperform over the long-term;

  - CTO also has an active loan investment strategy which allows us to invest in shorter duration loan investments with fixed or floating rates thereby providing a good risk adjusted yield with maturities that could coincide with a more favorable income property investment market;

  - CTO has also invested in some shorter duration income property investments as an additional investment approach to alleviate the exposure to longer term income property leases;

  - CTO has put long-term fixed-rate mortgage debt on some of our income properties which allows for these loans to be assumed by a buyer if we were to sell these properties thus locking in longer term leverage to run with some of these assets; and

  - If interest rates rise and inflation rises, CTO's land asset values would presumably increase sufficiently to offset any decrease in the implied value of our income property portfolio.

Contact Us

Consolidated-Tomoka Land Co.
1530 Cornerstone Boulevard
Daytona Beach, FL 32117

main: 386.274.2202
fax: 386.274.1223
email: info@ctlc.com
web: www.ctlc.com
NYSE MKT: CTO

For additional information, please see our Annual Report on Form 10-K for the year ended December 31, 2013, copies of which may be obtained by writing the corporate secretary at the address above, or at www.ctlc.com.

Discover Daytona West at www.exploredb.com

CONSOLIDATED
TOMOKA

Appendix

Well-Positioned Land


95
40
GOLF
TENNIS
TIGER BAY STATE FOREST
Sears
92
Daytona Beach
Atlantic Ocean
Daytona International Speedway
Daytona International Airport
95
4
92
Orlando
Miami
Ponce Inlet

Well-Positioned Land

CARMAX
SOLD
LPGA INTERNATIONAL
AUTOMALL EXPANSION
DISTRIBUTION CENTER SOLD
WILLIAMSON BUSINESS PARK
MASON COMMERCE CENTER
71,500 AADT
95
CORNERSTONE OFFICE PARK
WILLIAMSON BLVD
LPGA BLVD
Intracoastal
SOLD
24,500 AADT
14,500 AADT
SOLD
RaceTrac
CONCIERGE OFFICE BUILDING

CONSOLIDATED TOMOKA
48

Well-Positioned Land



72 acres

FLORIDA HOSPITAL
MEMORIAL MEDICAL CENTER

CONSOLIDATED TOMOKA

Well-Positioned Land



Florida Hospital
UP TO 200± ACRES
14,500 AADT
WILLIAMSON BLVD
24,500 AADT
LPGA BLVD
INTERSTATE 95
71,500 AADT
UP TO 80± ACRES
UP TO 80± ACRES

CONSOLIDATED TOMOKA

Well-Positioned Land



850+ ACRES

164+ ACRES

CONSOLIDATED TOMOKA